

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2011

<u>Via E-mail</u>
John Long
Chief Executive Officer
Workstream Inc.
485 N. Keller Road, Suite 500
Maitland, FL 32751

      Re: **Workstream Inc.**
             Form 10-K for the Fiscal Year Ended May 31, 2010
             Filed September 13, 2010
             Form 10-Q for the Fiscal Quarter Ended August 31, 2010
             Filed October 20, 2010
             Form 10-Q for the Fiscal Quarter Ended November 30, 2010
             Filed January 14, 2011
             File No. 001-15503

Dear Mr. Long:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Patrick Gilmore

             Patrick Gilmore
             Accounting Branch Chief